MARCH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

MARCH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

CONTENTS

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41173

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **March Capital Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 E Randolph St Suite 5100

(No. and Street)

Chicago	IL	60601-6528
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Rice	312-640-0480	richard.rice@marchcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jesser, Ravid, Jason, and Farber, LLP

(Name – if individual, state last, first, and middle name)

230 W. Monroe Street, Suite 2300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)
11/05/2003		851	
(Date of Registration with PCAOB)(If applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Richard J. Rice</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>March Capital Corporation</u>, as of <u>12/31</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
MECHELLE E MATHIS
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3/16/27

Notary Public

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

2

jr jbf JESSER, RAVID, JASON,
BASSO AND FARBER LLP

230 W. Monroe St., Suite 2300
Chicago, IL 60606

Office: (312) 782-4710
Fax: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON STATEMENT OF FINANCIAL CONDITION

To the Stockholder of
March Capital Corporation
Chicago, IL

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of March Capital Corporation as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of March Capital Corporation as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of March Capital Corporation's management. Our responsibility is to express an opinion on March Capital Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to March Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as March Capital Corporation's auditor since 1999.

Chicago, IL

April 1, 2024

MARCH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$	99,043
Accounts receivable		87,821
Cryptocurrency		35
Prepaid expenses		43,000
		$ 229,899

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	149,026
Client advanced expenses		8,618
Subordinated loan		50,000
		$ 207,644

Stockholder's Equity:

Common stock, $10 par value, 200 shares authorized;	
100 shares issued	1,000
Additional paid-in capital	6,217
Retained earnings	15,038
	22,255
	$ 229,899

MARCH CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations:

March Capital Corporation (the Company) is an Illinois corporation, formed by the sole stockholder on September 5, 1990. On June 2, 1989, the Company became registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as a broker-dealer in a total of twenty-two states and territories, including the State of Illinois, its principal place of business.

The Company operates as a broker-dealer which raises capital from third-party investors in new or existing collective investment vehicles. The Company's revenue consists primarily of fees and commissions for raising funds invested in private placements and offerings devoted to business financings, sales, mergers and acquisition services, and start-up and early stage business ventures.

The Company does not hold customer funds or securities and, accordingly, operates as a Non-Covered Firm concerning SEC Rule 15c3-3 whereby it is exempt from the provisions of SEC Rule 15c3-3. Essentially, the Company had no obligations under SEC Rule 15c3-3 throughout the most recent fiscal year without exception since the broker/dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 (if applicable); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule) and does not maintain any "Special Account for the Exclusive Benefit of Customers." The Company is considered a non-clearing and non-carrying firm.

2. Summary of Significant Accounting Policies:

a. Basis of Presentation and Accounting:

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statements are prepared using the accrual basis of accounting, as required by GAAP.

b. Revenue Recognition and Principal Transaction Revenues:

The Company earns revenue through retainer fees, managed fees, and success fees.

- **Retainer Fees:** For certain engagements, clients will pay a one-time or a monthly non-refundable retainer fee as specified in the executed contract agreement. Retainer fees are recognized as revenue in the periods to which they apply, as provided by the contract.

  Managed Fund Fees: Managed fund fees are received quarterly, but are recognized as earned on a pro-rata basis over the term of the contract.

2. Summary of Significant Accounting Policies – continued:

    b. Revenue Recognition and Principal Transaction Revenues– continued:

- **Success Fees:** Success fee revenue is recognized at the time the transaction is completed and the income is reasonably determinable, as defined under the terms of each engagement.

    c. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    d. Financial Instruments:

The Company's financial instruments generally consist of cash, accounts receivable, accounts payable and subordinated debt for which recorded values approximate fair values based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy. See Note 4.

    e. Cash and Cash Equivalents:

The Company presently maintains cash in bank checking and savings accounts insured by the Federal Deposit Insurance Corporation (FDIC). Current coverage is limited to $250,000 per financial institution. At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits; however, the Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

For purposes of the statement of cash flows, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents, if any, are carried at cost, which approximates fair value. See Notes 2d and 4.

    f. Accounts Receivable:

The Company extends credit to its customers and generally requires no collateral. Accounts receivable as of December 31, 2023 and 2022 were $87,821 and $337,318, respectively.

2. Summary of Significant Accounting Policies - continued:

g. Current Expected Credit Losses (CECL):

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. Management determined that an allowance for credit loss was not necessary at December 31, 2023 and 2022.

h. Adoption of New Accounting Principle with Respect to Credit Losses:

As of January 1, 2023, the Company adopted a new accounting standard under U.S. GAAP that replaced the incurred loss model for measuring the allowance for credit losses with a new model that reflects current expected credit losses (CECL) that are expected to occur over the lifetime of the underlying receivable. The CECL methodology is applicable to financial assets that are measured at amortized cost, including accounts receivable, contract assets, and notes and loans receivable from officers, owners, and employees.

The Company adopted the change in accounting for credit losses using a modified retrospective method which requires recognition of a cumulative effect adjustment, if any, to the opening balance of retained earnings as of January 1, 2023. The adoption of the new standard did not require a cumulative effect adjustment to retained earnings as of January 1, 2023.

i. Accounts Payable:

Contingent upon actual receipt from the Company's engagement counterparty, the Company owes to Registered Representatives (RR's) a share of its earned commission based on percentages provided in RR's respective contracts. Payment is due to an RR within 5 days of the Company's receipt of the funds, unless otherwise stipulated.

j. Income Taxes:

Since the Company has elected to be taxed as an "S Corporation", there is no federal income tax at the corporate level. Income flows through and is taxed to the sole stockholder. The Company is subject to Illinois replacement tax, and a provision for that tax has been made in these financial statements, if necessary. The credit for Illinois replacement tax reported in the statement of operations includes an adjustment of prior year estimated taxes to actual. For the year ended December 31, 2023, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal and State of Illinois jurisdictions. The current and prior three tax years generally remain subject to examination by U.S. federal and state tax authorities.

k. Management's Review of Subsequent Period:

Management has evaluated subsequent events for potential recognition and/or disclosure through April 1, 2024, the date the financial statements were availableto be issued.

3. Subordinated and Other Debt:

At December 31, 2023, the Company had a $50,000 note payable to an unaffiliated third party under a subordination agreement effective November 10, 2014. The note provides for interest at 15%, payable quarterly, with a stated maturity of November 9, 2015. Without action of the Company or the lender, the maturity date of the note shall be extended an additional year each year unless on or before the date seven months preceding the scheduled maturity date, the lender shall notify the Company that the Scheduled Maturity Date shall not be extended. No such action had been taken by either party as of December 31, 2023.

The subordinated debt is treated as net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Subordinated debt is valued at principal plus accrued interest, which approximates fair value. See Notes 2d and 4.

4. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that a transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB

ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed securities.

Level 2. Inputs other than quoted prices within Level 1 that are observable forthe asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. The Level 2 inputstaken into consideration by the Company are quotes received from outside brokers, maturity of securities, values of underlying securities, etc. Investmentswhich are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situationswhere there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurementin its entirety requires judgment, and considers factors specific to the investment. See Note 2d.

Certain customer contracts entered into by the Company offer the option to receive warrants representing future ownership rights in lieu of cash consideration for revenues earned. Management evaluates the fair value of any warrants received at the time of receipt and at the end of each reporting period. As of December 31, 2023, the Company estimates the fair value of these warrants to be $0.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2023, the Company had net capital of $11,792, which was $1,282 in excess of the required minimum.

6. Significant Clients:

Three clients accounted for approximately 50% of total revenue for the year ended December 31, 2023. There were no significant receivables from these customers at December 31, 2023.

7. Commitments and Contingencies:

Currently, management is unaware of any claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The eventual outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.